================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ---------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF MARCH, 2003


                   Commission File Number _____________________


                              INTRAWEST CORPORATION
                   -------------------------------------------
                               (Registrant's name)


                          SUITE 800, 200 BURRARD STREET
                   VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L6
                   -------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F  [  ]                Form 40-F  [ X ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes  [  ]           No  [ X ]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

================================================================================

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Intrawest Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 7, 2003
         Intrawest Corporation



By:
/s/  Ross Meacher
---------------------------
Ross Meacher
Corporate Secretary

                                  FORM 53-901F

                        SECURITIES ACT (BRITISH COLUMBIA)

              MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

--------------------------------------------------------------------------------

1.       REPORTING ISSUER
         ----------------

         Intrawest Corporation
         Suite 800
         200 Burrard Street
         Vancouver, British Columbia
         V6C 3L6


2.       DATE OF MATERIAL CHANGE
         -----------------------

         February 26, 2003


3.       PRESS RELEASE
         -------------

         A press release disclosing the nature and substance of the material change was issued in Toronto on February 26, 2003 and disseminated by Canada NewsWire Ltd. through its North American disclosure network. The common shares of Intrawest Corporation are listed on the Toronto Stock Exchange and such exchange was provided with the press release on February 26, 2003.

4.       SUMMARY OF MATERIAL CHANGE
         --------------------------

         On February 26, 2003, Intrawest Corporation ("Intrawest") announced that it was reorganizing the manner in which the production phase of its resort real estate development business is conducted. Commencing in the spring of 2003, a newly formed independent limited partnership, Leisura Developments Limited Partnership ("Leisura Canada"), will conduct the production phase of Intrawest's resort real estate development business at its Canadian resorts. This will include all production-phase activities from groundbreaking to delivery and sale of final real estate units. Intrawest is currently finalizing the structure of the entity that will conduct the production phase of Intrawest's resort real estate development business at its United States resorts. These new entities are expected to acquire from Intrawest in 2003, land for 15 projects at nine Intrawest resorts. Intrawest expects that the production phase of its real estate development business beyond 2003 will be conducted in a similar fashion.

5.       FULL DESCRIPTION OF MATERIAL CHANGE
         -----------------------------------

         Intrawest is North America's largest mountain resort real estate developer. For the year ended June 30, 2002, real estate sales comprised approximately 49% of Intrawest's total revenue. Of that revenue, 92% was generated by Intrawest's resort development group. To date, Intrawest's approach to resort real estate development has encompassed (i) land acquisition, (ii) resort master planning, (iii) project development and construction, (iv) marketing and sales and (v) commercial development and leasing. The production phase of Intrawest's resort real estate development business, which involves project development and construction, from groundbreaking to the delivery and sale of final units, is a highly capital-intensive business with a distinct risk profile and different capital needs than Intrawest's ski and resort operations business. Approximately 18 months ago, Intrawest began exploring different options to deal with these extensive capital requirements and the associated issues of capital structure and risk profile. On February 26, 2003, Intrawest announced that it was reorganizing the manner in which the production phase of its resort real estate development business is conducted.

         A new limited partnership, Leisura Canada, has been formed which will conduct Intrawest's 2003 resort real estate development business at its Canadian resorts. Commencing in the spring of 2003, Leisura Canada will acquire land parcels from Intrawest at the point construction is about to commence on a new project. The land parcels will be sold by Intrawest to Leisura Canada at fair market value for proceeds consisting of 75% cash and 25% in a land note. This note will be paid by Leisura Canada out of the proceeds of sales of units, will be received by Intrawest in priority to equity and will earn interest at a fixed rate. Leisura Canada will carry the business through to completion and final sale of the units, which is expected to be 12 to 18 months depending on the type of project. Intrawest will continue to conduct the resort master planning and commercial development and leasing businesses which have been a part of its resort real estate development business. Intrawest will also continue to develop single-family lots and small townhome projects which will not be taken on by Leisura Canada. Leisura Canada will engage Intrawest to provide it with development services for fees.

         Intrawest, through a wholly owned subsidiary, will hold a minority equity investment in Leisura Canada. Intrawest's total investment will be about 11% of the total capital of Leisura Canada (36% of capital excluding bank debt). Approximately 55% of Intrawest's total investment will be cash and the remainder will be the note for the land sold to Leisura Canada. Manulife International Capital Corporation Limited will hold the majority equity investment in, and The Manufacturers Life Insurance Company will provide a subordinated loan to, Leisura Canada. Bank facilities will round out the capitalization of Leisura Canada. Construction financing will be secured by projects with recourse only to Leisura Canada. No guarantees or financial support will be provided by Intrawest or Manulife. Leisura Canada will have no rights to put back land or return unsold units to Intrawest. Leisura Canada will be governed by a board of directors and a management team that will be independent of Intrawest.

         Intrawest is currently finalizing the structure of the entity that will conduct the production phase of its resort real estate development business at its United States resorts. Intrawest expects to finalize the capital commitments of Leisura Developments LLC ("Leisura US") within 60 days and that Leisura US will operate in a similar manner as Leisura Canada.

         Leisura Canada and Leisura US, when completed, are expected to acquire from Intrawest in 2003, land for 15 projects at nine Intrawest resorts. Intrawest expects that the production phase of its real estate development business beyond 2003 will be conducted in a similar fashion.

         Intrawest has estimated that, if it were already employing this new approach to resort real estate development, the cost basis of its production-phase real estate of the type that would be undertaken by these new entities was US$380 million at December 31, 2002. Intrawest expects that its bank indebtedness will decrease as construction-related debt is undertaken by the Leisura entities rather than Intrawest. In 2003, revenue from real estate sales on Intrawest's income statement will include land sales to the Leisura entities and revenue from sales of single-family lots and small townhome projects which will not be taken on by the Leisura entities. A new line on Intrawest's income statement will be management and service fees, which will include fees for the development services provided to the Leisura entities, as well as fees earned by other Intrawest businesses, such as Playground, Intrawest Golf, lodging management, Rez Rez and Club Intrawest. The impact of moving construction-related debt to the Leisura entities is that variations in construction debt levels and timing of project cash flows will not directly affect Intrawest's balance sheet.

         Intrawest will account for its investment in the Leisura entities by the equity method. Under Canadian generally accepted accounting principles ("GAAP"), Intrawest will not record profit on the sale of land to the Leisura entities. Rather, profit would be deferred and recorded as realized on the sale of completed units to third parties. Under U.S. GAAP, Intrawest will record land profit on the sale of the land to the Leisura entities.

         Statements contained in this report that are not historical facts are forward-looking statements that involve risks and uncertainties. Intrawest's actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, Intrawest's ability to implement its business strategies, seasonality, weather conditions, competition, general economic conditions, currency fluctuations and other risks detailed in the Company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.


6.       RELIANCE ON SECTION 85(2) OF THE ACT
         ------------------------------------

         Not Applicable.


7.       OMITTED INFORMATION
         -------------------

         None.

8.       SENIOR OFFICER
         --------------

         The following senior officer may be contacted for further information in connection with this material change:

         Daniel Jarvis
         Executive Vice President and
         Chief Financial Officer
         Intrawest Corporation
         Suite 800, 200 Burrard Street
         Vancouver, BC  V6C 3L6

         Telephone:     604.669.9777
         Facsimile:     604.669.0605


9.       STATEMENT OF SENIOR OFFICER
         ---------------------------

         The foregoing accurately discloses the material change referred to herein.

         DATED at Vancouver, British Columbia as of this 7th day of March, 2003.

         INTRAWEST CORPORATION


         Per:     "Daniel Jarvis"
                  ----------------------------
                  Daniel Jarvis
                  Executive Vice President and
                  Chief Financial Officer